UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

December 5, 2008

Commission File Number:   000-53273

Nevoro Inc.

(Exact name of registrant as specified in its charter)

Suite 420
141 Adelaide Street West
Toronto, Ontario, M5H 3L5 Canada
(416)363-8238

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1).   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7).   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nevoro Inc. (Registrant)

/s/ William Schara
William Schara
President and Chief Executive Officer

Date:  December 5, 2008

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2008